

13030010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy (City) MA (State) 02169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella and Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue (Address) Needham (City) Massachusetts (State) 02494 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE M. ASH
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 22, 2016

Notary Public

Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.

INDEPENDENT AUDITOR'S REPORT



Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Meridian Investments, Inc. (a Massachusetts S corporation) as of December 31, 2012 and 2011 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investments, Inc. as of December 31, 2012 and 2011, and the results of its operations and its

cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements; however, the information contained in Schedule II is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 27, 2013

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Current Assets		
Cash *(Note 11)*	$ 680,542	$ 543,162
Prepaid expenses	53,712	66,353
Due from related parties (*Notes 3 and 9)*	1,790,442	1,496,089
Note receivable - stockholder (*Note 4*)	39,688	165,028
Deferred state income taxes, net *(Note 5)*	9	134
Total current assets	2,564,393	2,270,766
Property and equipment, net *(Note 6)*	9,533	13,067
Other assets		
Deferred state income taxes, net *(Note 5)*	1,241	578
Deposits	17,992	12,542
	19,233	13,120
Total assets	$ 2,593,159	$ 2,296,953
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accrued liabilities and taxes *(Note 7)*	$ 76,730	$ 141,774
Total current liabilities	76,730	141,774
Stockholders' equity:		
Common stock, no par value, 12,500 authorized, 800 shares issued and outstanding *(Notes 8 and 13)*	129,000	129,000
Additional paid-in capital	2,383,863	2,183,863
Retained earnings (accumulated deficit) *(Note 13)*	3,566	(157,684)
	2,516,429	2,155,179
Total liabilities and stockholders' equity	$ 2,593,159	$ 2,296,953

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenue		
Commissions *(Note 11)*	$ 5,879,987	$ 6,270,251
Expenses		
Commissions expense	2,517,865	3,367,482
Other operating expenses - *Schedule I*	3,205,372	2,703,516
Total expenses	5,723,237	6,070,998
Income from operations	156,750	199,253
Other income		
Interest income, including related party interest of $3,943 and $5,509 for the years ended December 31, 2012 and 2011, respectively *(Notes 3 and 4)*	3,962	5,519
Net income before provision for (benefit from) state income taxes	160,712	204,772
Provision for (benefit from) state income taxes		
Current	-	4,615
Deferred *(Note 5)*	(538)	(712)
	(538)	3,903
Net income	$ 161,250	$ 200,869

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2012 and 2011

	Common stock *(Notes 8 and 13)*		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit) *(Note 13)*	Total
	Shares	Par Value			
Balance, January 1, 2011	800	$ 129,000	$ 1,683,863	$ (358,553)	$ 1,454,310
Stockholders' contributions	-	-	1,000,000	-	1,000,000
Stockholders' distributions	-	-	(500,000)		(500,000)
Net loss for the year	-	-	-	200,869	200,869
Balance, December 31, 2011	800	129,000	2,183,863	(157,684)	2,155,179
Stockholders' contributions	-	-	600,000	-	600,000
Stockholders' distributions	-	-	(400,000)	-	(400,000)
Net income for the year	-	-	-	161,250	161,250
Balance, December 31, 2012	800	$ 129,000	$ 2,383,863	$ 3,566	$ 2,516,429

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net income	$ 161,250	$ 200,869
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses allocated from related party *(Note 9)*	7,268,040	6,001,826
Depreciation expense	8,509	11,264
Benefit from deferred state income taxes *(Note 5)*	(538)	(712)
Interest income - related parties *(Notes 3 and 4)*	(3,845)	(5,509)
(Increase) decrease in:		
Prepaid expenses	12,641	(40,983)
Deposits	(5,450)	-
Increase (decrease) in:		
Accrued liabilities and taxes	(65,044)	78,677
Net cash provided by operating activities	7,375,563	6,245,432
Cash flows from financing activities		
Contributions from stockholders	600,000	1,000,000
Repayment of stockholder loans	125,340	-
Payments from related party *(Note 9)*	489,586	549,254
Stockholder loans *(Note 4)*	-	(165,000)
Payments to related party *(Note 9)*	(8,053,109)	(6,946,292)
Distributions to stockholders	(400,000)	(500,000)
Net cash used in financing activities	(7,238,183)	(6,062,038)
Net increase in cash	137,380	183,394
Cash - beginning of period	543,162	359,768
Cash - end of period	$ 680,542	$ 543,162

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2012 and 2011

NOTE 1 – DESCRIPTION OF BUSINESS

A. GENERAL INFORMATION
Meridian Investments, Inc. ("MII") is a privately held Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland and Kentucky. MII is a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC®"). MII is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "MII," "our," "ours," or "us" are intended to mean Meridian Investments, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of MII's significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied in the preparation of the financial statements.

A. USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. FAIR VALUE OF FINANCIAL INSTRUMENTS
MII's financial instruments primarily consist of cash and amounts due from related parties. All instruments are accounted for on the historical cost basis, which, due to the short maturity of these financial instruments, approximates the fair value at the reporting dates of these financial statements.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1: Quoted prices for identical instruments in active markets accessible at the measurement date.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs for the instrument are only used when there is little, if any, market activity for the instrument at the measurement date. Prices or valuation techniques require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

C. IMPAIRMENTS
In accordance with GAAP, MII assesses the impairment of its assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments, related primarily to the future profitability and/or future value of the assets. The Company records an investment impairment charge if it believes an investment has experienced a decline in value that is other than temporary.

D. CASH AND CASH EQUIVALENTS
For financial statement purposes, MII considers all short-term debt and investment securities purchased with a maturity of three months or less to be cash equivalents.

E. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
MII recognizes accounts receivable for the unpaid amounts of commissions earned upon the closing of a tax-advantaged investment opportunity. These receivables, which can be due from one or several customers, are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for those accounts for which collection is questionable. If management deems any balance, or portion thereof, to be uncollectible, that amount is charged off to expense.

MII experiences a low rate of its accounts receivable for which collection is deemed questionable or uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts. In addition, MII extends credit to its customers based upon the terms contained in the contract for placing a tax-advantaged investment. Interest is not charged on any of its outstanding receivable balances.

F. NOTES RECEIVABLE
Notes receivable are stated at the unpaid principal balance, including unpaid interest, less any allowance for any portion for which collection is deemed questionable or uncollectible. Interest is calculated at the stated interest rate, compounded monthly. In the absence of a stated interest rate, MII uses the most equivalent U.S. Treasury Note rate for the equivalent term in effect on the date the loan is made. If the equivalent U.S. Treasury Rate cannot be determined or is not available, then MII uses the equivalent monthly Blended Annual Rate, as announced by the Internal Revenue Service from time to time through Revenue Rulings, in effect on the date that the loan is made.

Management periodically reviews the unpaid principal and interest balance of the note receivable and provides an allowance for any outstanding principal or unpaid interest for which collection is deemed questionable. If management deems any portion of the outstanding principal or accrued interest to be uncollectible, the amount is charged off to expense.

G. PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

The estimated useful lives of MII's assets are as follows:

Asset Group	Estimated useful life (years)
Computer equipment	2 - 7
Furniture, fixtures and office equipment	7
Leasehold improvements	Remaining term of lease

H. REVENUE AND COST RECOGNITION
Commission revenues are recognized (earned) upon the closing of a placement of a tax-advantaged investment. The related commission expense is recognized when the commission revenue is earned by MII.

I. ADVERTISING COSTS
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

J. COMPENSATED ABSENCES
Employees of MII are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. MII's policy is to recognize the costs of compensated future absences when actually paid to employees.

K. SHIPPING AND HANDLING COSTS
MII does not normally incur shipping and handling costs in connection with its tax-advantaged investment activities. If shipping and handling costs were incurred, those costs would be absorbed by MII as overhead, its customers would not be billed and the revenue generated would not be offset by the shipping and handling costs.

L. INCOME TAXES
On January 1, 2004, MII elected to be taxed as an S corporation, after completion of the adopted plan of liquidation of its former parent trust. In lieu of federal income taxes, the stockholders of MII are taxed on their proportionate share of MII's taxable income. Therefore, these financial statements do not contain a provision for federal income taxes. For the year ended December 31, 2012, MII was not subject to Massachusetts tax law concerning the taxation of "large" S corporations. Accordingly, the financial statements for the year ended December 31, 2012 do not contain a provision for Massachusetts corporate income taxes. For the year ended December 31, 2011, the financial statements do contain a provision for Massachusetts corporate income taxes as MII became subject to Massachusetts tax law concerning the taxation of "large" S corporations.

As a result of its treatment for federal income tax purposes, MII is not subject to interest or penalties resulting from federal corporate income tax underpayments, late federal corporate income tax payments or uncertain income tax positions taken on its federal corporate income tax return and accordingly, these financial statements do not contain any provision for such interest and penalties. The federal income tax effect of any change to MII's previously reported items of revenue and/or expense is passed through and reported on the respective individual federal income tax returns of its stockholders at the time the change is made.

Interest and penalties incurred relating to Massachusetts corporate income tax underpayments, late filings and/or late Massachusetts corporate income tax payments are recognized in the period that they are incurred or assessed by the Massachusetts Department of Revenue, as can be reasonably determined by MII. Interest and penalties relating to uncertain income tax positions taken by MII are recognized when MII determines that it is more likely than not that a tax position taken on its Massachusetts corporate income and excise tax return would not be sustained under audit or examination. These financial statements do not contain any accruals or provisions for interest and/or penalties as MII is unaware of any unrecorded income tax liabilities.

As of December 31, 2012, the federal and Massachusetts corporate income and excise tax returns filed for the years ended December 31, 2009, 2010 and 2011 remain open to examination by the respective taxing authorities.

M. DEFERRED STATE INCOME TAXES
MII recognizes deferred state income tax assets or liabilities for the future tax benefit or expense arising from the different methods of recognition for certain items of income and expense for financial statement and state income tax purposes. Amounts presented on the statements of financial position represent the amount of deferred state income tax assets and liabilities recognized during the year. A valuation allowance may be provided for if MII

estimates that a portion of the recognized deferred state income tax assets may not be fully realized. If applicable and in accordance with GAAP, current deferred state income tax assets and liabilities within each taxing jurisdiction have been offset and presented as one amount. Noncurrent deferred state income tax assets and liabilities within each taxing jurisdiction have also been offset and presented as one amount.

As a result of its tax treatment for federal income tax purposes, MII does not recognize deferred federal income tax assets or liabilities in its financial statements.

NOTE 3 – DUE FROM RELATED PARTIES
Due from related party represents monies advanced to related entities, net of repayment of those advances and expenses paid for by one of the related entities on behalf of MII

Due from Meridian Properties, Inc. ("MPI")
Amounts due from MPI (an affiliated corporation) as of December 31, 2012 and 2011 are comprised of (1) amounts actually advanced to or borrowed from MPI, (2) specific expenses actually paid by MPI for the benefit of MII and (3) common operating expenses allocated to MII.

Interest is charged on the average monthly balance at the federal Blended Annual Rate (0.22% and 0.40% for the years ended December 31, 2012 and 2011, respectively). Interest receivable on the balance at December 31, 2012 and 2011 was $3,834 and $5,486, respectively.

Due from Meridian Affordable Housing Acquisition I, LLC ("MAHA")
Amounts due from MAHA represent funds advanced during 2012 to MAHA by MII to pay for certain legal and professional costs related to MAHA's formation. During 2012, MII advanced MAHA $10,916.

Interest is charged on the average monthly balance at the federal Blended Annual Rate (0.22% for the year ended December 31, 2012). Interest receivable on the balance at December 31, 2012 was $11. As of December 31, 2012 the balance due MII from MAHA was $10,927.

See **NOTE 9** for additional related party transaction information.

NOTE 4 – NOTE RECEIVABLE – STOCKHOLDER
On December 1, 2011, MII made an unsecured cash advance in the amount of $165,000 to one of its stockholders. On January 9, 2012, MII collected $125,438 of the outstanding balance due from the stockholder.

The Note does not have a stated interest rate or repayment terms. Interest was being imputed under the same terms and at the same rate (0.22% and 0.40% as of December 31, 2012 and 2011, respectively) as amounts due from related parties (see **NOTE 3**). As of December 31, 2012 and 2011, the balance of the Note, including imputed interest, was:

	2012	2011
Principal	$ 39,590	$ 165,000
Imputed interest	98	28
Note receivable - stockholder	$ 39,688	$ 165,028

MII anticipates collection of the remaining outstanding balance within the next twelve months. Accordingly, no provision for uncollectible amounts, related to the unsecured cash advance to the stockholder, has been provided for in these financial statements.

NOTE 5 – DEFERRED STATE INCOME TAXES

Temporary differences giving rise to deferred state income tax assets include accrued expenses which are deductible for state income tax purposes in the reporting period when paid (cash basis) rather than the reporting period when the liability is incurred (accrual basis). Deferred state income tax assets are also recognized resulting from the availability of future state income tax deductions for depreciation of fixed assets which have already been recognized for financial statement reporting purposes. The availability of the future state income tax deductions for depreciation results from the different methods of depreciating fixed assets for financial statement and state income tax reporting purposes as required by GAAP and Massachusetts tax law, respectively.

Temporary differences giving rise to deferred state income tax liabilities consist of prepaid expenses which are deductible for state income tax purposes in the reporting period when paid (cash basis) rather than the reporting period to which the expense is allocated.

At December 31, 2012 and 2011, the current deferred state income tax asset is comprised of the following:

	2012	2011
Current deferred state income tax asset		
Accrued expenses	$ 1,620	$ 4,251
Deferred state income tax asset valuation allowance	-	(2,126)
	1,620	2,125
Current deferred state income tax liability		
Prepaid expenses	(1,611)	(1,991)
Current deferred state income tax asset, net	$ 9	$ 134

At December 31, 2012 and 2011, the noncurrent deferred state income tax asset is comprised of the following:

	2012	2011
Noncurrent deferred state income tax asset		
Accumulated depreciation	$ 1,241	$ 1,156
Deferred state income tax asset valuation allowance	-	(578)
Noncurrent deferred state income tax asset, net	$ 1,241	$ 578

MERIDIAN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS - continued
For the Years Ended December 31, 2012 and 2011

NOTE 6 – PROPERTY AND EQUIPMENT

At December 31, 2012 and 2011, property and equipment consisted of the following:

	2012	2011
Computer equipment and software	$ 338,300	$ 333,325
Equipment	54,346	54,346
Furniture and fixtures	60,972	60,972
Leasehold improvements	80,483	80,483
	534,101	529,126
Less: accumulated depreciation	(524,568)	(516,059)
Property and equipment, net	$ 9,533	$ 13,067

NOTE 7 – ACCRUED LIABILITIES AND TAXES

At December 31, 2012 and 2011, accrued liabilities and taxes consisted of the following:

	2012	2011
Professional fees	$ 17,500	$ 35,000
Operating expenses	53,986	91,016
State corporate income and excise taxes	5,244	7,345
Regulatory assessments	-	8,413
Accrued liabilities and taxes	$ 76,730	$ 141,774

NOTE 8 – SALE OF STOCK RESTRICTIONS

At December 31, 2012 and 2011, certain stockholders of MII were restricted with respect to the sale of their shares in MII. An agreement, reviewed annually, permits MII the right of first refusal upon the proposed sale of MII shares to anyone except MII.

NOTE 9 – RELATED PARTY TRANSACTIONS

MII shares office space at its locations with another company affiliated by common ownership (the "Affiliated Company"). Except for items specifically identified to the Affiliated Company, overhead and other operating expenses, including personnel costs, are shared with the Affiliated Company as determined by the primary paymaster, MPI. Allocations of all shared expenses are determined by MPI based upon personnel time devoted to each entity.

Effective January 1, 2011 and through December 31, 2011, subsequent to MPI's annual review of personnel time conducted at the beginning of 2011, the allocation ratio was as follows: 80% MII and 20% for the Affiliated Company. Pursuant to MPI's annual personnel time review conducted at the beginning of 2012, there was no change to the allocation ratio for the year ended December 31, 2012.

For the years ended December 31, 2012 and 2011, the amount of costs allocated to MII was $5,761,068 and $6,003,706, including costs capitalized as fixed assets of $4,975 and $1,880, respectively. The amount of cash transferred into MII was $489,586 and $549,254, respectively, and the amount of cash transferred from MII was $6,546,137 and $6,946,292, respectively.

See **NOTE 3** for additional related party transaction information.

NOTE 10 - LEASES
MII leases its office locations under operating leases through MPI.

Boston, Massachusetts
MII leases office space in metropolitan Boston, Massachusetts (the "Boston Office"). The Boston Lease was renewed on December 1, 2010 for an additional five year term ending on November 30, 2015. For the years ended December 31, 2012 and 2011, MII's allocated portion of the minimum monthly payments under the Boston Lease was $61,599 and $59,295, respectively.

The Boston Office also leases multiple pieces of office equipment under month-to-month and long-term operating leases, with varying minimum monthly lease payments expiring on various dates through the year 2012. For the years ended December 31, 2012 and 2011, MII's allocated portion of the minimum monthly lease payments for operating leases was $19,036 and $8,972

In total for the years ended December 31, 2012 and 2011, minimum lease payments related to the Boston Office, included in the statements of operations as rent expense, were $80,635 and $68,267, respectively.

Washington D.C.
MII leases office space in the metropolitan Washington D.C. area (the "Washington D.C. Lease"). The Washington D.C. Lease was extended for an additional five year term effective March 1, 2007 and expired on February 29, 2012.

On January 24, 2012, in lieu of renewing the Washington D.C. Lease, MII signed a new sixty month operating lease for a new office location located in metropolitan Washington, D.C. The terms of this new lease (the "New Washington D.C. Lease"), beginning on the latter of February 24, 2012 or the date that the leased spaced is substantially complete, and expiring on February 28, 2017, call for minimum monthly lease payments, adjusted annually on the New Washington D.C. Lease's anniversary date and requires a security deposit of $10,910. 100% of the monthly lease payments under the New Washington D.C. Lease are allocated to MII. At the end of the initial lease term, MII has the option of extending the New Washington D.C. Lease for one additional five year term.

Minneapolis
On January 20, 2010, MII and a related company entered into a two year operating lease, expiring January 31, 2012, for office space located in metropolitan Minneapolis, Minnesota (the "Minneapolis Lease").

Effective January 1, 2011, MII terminated its affiliation with the Minneapolis office and the related company assumed the full obligation under the remaining term of the lease.

Louisville
On October 1, 2009, MII entered into an eighteen month operating lease expiring March 31, 2011, for office space located in metropolitan Louisville, Kentucky (the "Louisville Lease"). 100% of the minimum monthly lease payments of $1,400 are allocated to MII. On April 1, 2011, the lease was renewed for an additional 57 month term, expiring on December 31, 2015. For the year ended December 31, 2012 and 2011, minimum monthly lease payments allocated to MII were $15,300 and $16,800, respectively.

Based upon the aforementioned allocations, future minimum rental payments under current and future operating leases are as follows:

Year Ended	Amount
December 31, 2013	$ 148,390
December 31, 2014	154,506
December 31, 2015	154,519
December 31, 2016	76,022
December 31, 2017	12,752
	$ 546,189

For years ended December 31, 2012 and 2011, total amounts due under the various month-to-month and long-term operating leases for office space and equipment, included as rent expense in the statement of operations was $155,515 and $229,762, respectively.

NOTE 11 - CONCENTRATIONS OF CREDIT AND MARKET RISK
MII is engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. MII generates substantially all of its income from fees earned from the sale of these tax-advantaged investments.

Credit Risk
Financial instruments that potentially subject MII to concentrations of credit risk consist principally of commissions' receivable. Concentrations of credit risk with respect to commissions' receivable arise due to the fact that MII conducts business with a limited number of companies. As of December 31, 2012 and 2011, MII did not have any commissions' receivable that were subject to credit risk

Market Risks
Concentrations of market risk arise due to the fact that MII generates revenue from a limited number of sources. For the years ended December 31, 2012 and 2011, MII generated $5,879,987 and approximately $5,980,000, respectively, of its revenue from five companies. These amounts account for 100% and approximately 95% of the Company's revenue for the years ended December 31, 2012 and 2011, respectively.

In addition, for the both years ended December 31, 2012 and 2011, all of MII's revenue was derived solely from the placing of tax-advantaged investment opportunities related to affordable housing, alternative energy and renewable energy projects which generate federal and/or state income tax credits. These tax credits are subject to legislative authority. Changes to that authority depending on various factors including social, economic and/or political conditions could impact the amount of revenue MII is able to generate from these investment opportunities.

MII also maintains cash balances at one financial institution located in Boston, Massachusetts.
The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012 and 2011, the Company had uninsured cash balances totaling $430,542 and $293,162, respectively.

NOTE 12 - NET CAPITAL REQUIREMENTS
The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012

and 2011, the Company had net capital, required net capital, excess net capital, aggregate indebtedness and a net capital ratio as follows:

	2012	2011
Net Capital	$ 603,812	$ 401,388
Required Net Capital	5,110	9,442
Excess Net Capital	$ 598,702	$ 391,946
Aggregate Indebtedness	$ 76,730	$ 141,774
Net Capital Ratio	0.13 to 1	0.35 to 1

NOTE 13 – SUBSEQUENT EVENTS

As described in **NOTE 4**, MII collected $125,438 of the outstanding balance due from the unsecured cash advance made to its stockholder.

On February 13, 2013, MII's Board of Director's declared a special non-cash distribution to its stockholders in which it is distributing the right to receive repayment of the balance due from MPI as of December 31, 2012. The total distribution, classified as a return of capital, equals $1,779,515.

Management has evaluated subsequent events through February 27, 2013, the date that the audited financial statements were issued.

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTARY INFORMATION

MERIDIAN INVESTMENTS, INC.
SCHEDULE I - OPERATING EXPENSES
For the Years Ended December 31, 2012 and 2011

	2012	2011
OPERATING EXPENSES		
Bank charges and fees	$ -	$ 383
Computer supplies and expense	101,398	100,665
Charitable contributions	200	4,390
Depreciation expense	8,509	11,264
Dues and subscriptions	58,208	55,641
Education and training	19,920	77,437
Employee benefits	239,380	212,805
Filing fees	48,392	23,059
Fines and penalties	-	70
Insurance	36,679	24,213
Legal and accounting	38,051	200,692
Meetings and conferences	10,000	35,936
Office supplies and expense	53,991	42,948
Postage and delivery	8,530	9,952
Professional fees	32,125	28,120
Rent expense *(Note 10)*	155,515	229,762
Repairs and maintenance	11,347	2,394
Salaries and wages	1,556,918	822,431
Taxes - payroll	178,316	198,463
Taxes - other	15,681	7,529
Telephone	80,348	76,732
Travel, meals and entertainment	551,864	538,630
TOTAL OPERATING EXPENSES	$ 3,205,372	$ 2,703,516

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
SCHEDULE II - COMPUTATION OF NET CAPITAL REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the Years Ended December 31, 2012 and 2011

	2012	2011
Net Capital Computation *(Note 12)*		
STOCKHOLDERS' EQUITY	$ 2,516,429	$ 2,155,179
LESS: NON-ALLOWABLE ASSETS		
Note receivable - stockholder	(39,688)	(165,028)
Receivable from affiliate	(1,790,442)	(1,496,089)
Deferred state income tax assets	(1,250)	(712)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	(9,533)	(13,067)
Deposits and prepaid expenses	(71,704)	(78,895)
Net Capital	$ 603,812	$ 401,388

RECONCILIATION WITH COMPANY'S COMPUTATION

	2012	2011
NET CAPITAL PER FOCUS REPORT	$ 636,899	$ 525,662
AUDIT ADJUSTMENTS FOR:		
Commissions expense	(3,269)	-
Computer expense	(71)	(6,854)
Dues and subscriptions	-	(3,685)
Employee benefits	-	(580)
Filing fees	-	(8,413)
Fines and penalties	-	(70)
Insurance expense	-	(4,642)
Legal and accounting expense	(18,910)	(17,500)
Office supplies and expense	(346)	(2,402)
Postage	(338)	(305)
Professional fees	(5,759)	(5,543)
Rent	(794)	(2,826)
Telephone	(5,630)	(7,315)
Travel, meals and entertainment	(71)	(60,307)
State corporate income and excise tax (expense) refunds	2,101	(3,832)
Net Capital	$ 603,812	$ 401,388

The accompanying notes are an integral part of these financial statements.



Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of:
Meridian Investments, Inc.
Quincy, Massachusetts

In planning and performing our audits of the financial statements of Meridian Investments, Inc. as of and for the years ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. These studies included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or

fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose other than those specified parties.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 27, 2013



Jacobs, Velella & Kerr, P.C.

Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SPIC® ASSESSMENT RECONCILIATION

To the Board of Directors of:
Meridian Investments, Inc.
Quincy, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SPIC®) for the year ended December 31, 2012, which were agreed to by Meridian Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SPIC®, solely to assist you and the other specified parties in evaluating Meridian Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Meridian Investment Inc.'s management is responsible for Meridian Investment Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement record entries including Meridian Investment Inc.'s general ledger, cash disbursement journal, cancelled check and bank statement on which the respective payment cleared, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedule and working papers, including the internally generated statement of operations, sales journals and previously filed FOCUS reports for the quarterly periods ended March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as previously described, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

February 27, 2013

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2012 and 2011

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Years Ended December 31, 2012 and 2011